UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                            (Amendment No. _)*

                             BRASS EAGLE INC.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                10553F 10
                              (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP N. 10553F 10 6

     1.     NAME OF REPORTING PERSONS/
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Marvin W. Griffin

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)   [ ]
            (b)   [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

     Number of        5.   SOLE VOTING POWER   -    604,506
     Shares Bene-
     ficially         6.   SHARED VOTING POWER -       0
     Owned by
     Each Report-     7.   SOLE DISPOSITIVE POWER - 604,506
     ing Person
     With             8.   SHARED DISPOSITIVE POWER -  0

     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    604,506

     10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES

                      N/A

     11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      8.3%

     12.   TYPE OF REPORTING PERSON



     Item 1(a).     Name of Issuer:

                    Brass Eagle Inc.

     Item 1(b).     Address of Issuer's Principal Executive Offices:

                    1203A North Sixth Street
                    Rogers, Arkansas  72756

     Item 2(a).     Name of Person Filing:

                    Marvin W. Griffin

     Item 2(b).     Address of Principal Business Office or, if none,
                    Residence:

                    2111 South Eighth Street
                    Rogers, Arkansas  72758

     Item 2(c).     Citizenship:

                    United States of America

     Item 2(d).     Title of Class of Securities:

                    Common Stock, $.01 par value

     Item 2(e).     CUSIP Number:

                    10553F 10 6

     Item 3(a-h).   If this statement is filed pursuant to Rule
                    13d-1(b), or 13d-2(b), check whether the person filing is a:

                    N/A

     Item 4(a).     Amount Beneficially Owned:

                    604,506

     Item 4(b).     Percent of Class:

                    8.3%

     Item 4(c).     Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:

                           604,506

                   (ii)    shared power to vote or to direct the vote:

                   (iii)   sole power to dispose or to direct the
                           disposition of:

                           604,506

                   (iv) shared power to dispose or to direct the disposition of:

                           0

     Item 5.               Ownership of Five Percent or Less of a Class:

                           N/A

     Item 6.               Ownership of More than Five Percent on Behalf of
                           Another Person:

                           N/A

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                           N/A

     Item 8. Identification and Classification of Members of the Group:

                           N/A

     Item 9.               Notice of Dissolution of Group:

                           N/A

     Item 10.              Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:   February 9, 1998
                                                /s/ Marvin W. Griffin
                                               ------------------------
                                                  Marvin W. Griffin